02055383

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin plc

*CURRENT ADDRESS 4 Grosvenor Place
London SW1X 7YL
UK

**FORMER NAME

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 191 FISCAL YEAR 9/30/00

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE : 10/23/02

LONMIN

ARIS
9-30-00



LONMIN Plc ANNUAL REPORT 2000

Contents

Important Note

This document contains detailed financial and statutory information for the Lonmin Group for the year ended 30 September 2000. It should, however, be read in conjunction with a separate document entitled **Lonmin Plc Annual Review 2000**.

Financial highlights


392
127
99
00

PBE – continuing operations
$million


135.1
53.7
99
00

EPS pre-exceptionals – continuing operations
cents


380
135
99
00

Operating profit – continuing operations
$million


178
52
99
00

Free cash flow – continuing operations
$million


422
(97)
99
00

Net cash/(borrowings)
$million

2000	1999		**2000**	1999
£263m	£100m	EBITDA – continuing operations up 153%*	**$412m**	$163m
£243m	£83m	Operating profit – continuing operations up 181%	**$380m**	$135m
£250m	£79m	Profit before exceptional items – continuing operations up 209%	**$392m**	$127m
86.6p	33.0p	Earnings per share pre-exceptionals – continuing operations up 152%	**135.1¢**	53.7¢
35.0p	17.9p	Dividends per share	**50.0¢**	29.1¢
69.3p	19.9p	Free cash flow per share – continuing operations up 232%	**108.2¢**	32.6¢
£706m	£445m	Equity interests	**$1,031m**	$733m
nil	20%	Gearing**	**nil**	20%

* EBITDA – earnings before interest, tax, depreciation and amortisation.

** Gearing is calculated on the equity and minority interests of the Group.

The Board recommends a final dividend of 25.7 pence (36.0 cents) payable on 19 February 2001 to shareholders on the registers on 26 January 2001.

Financial review

The 2000 figures continue to utilise the US dollar as the functional currency for the Group. The Group's investment in Ashanti is no longer accounted for as an associate and in future only dividends received will be treated as part of the continuing operations of the Group. The 1999 figures have been restated to reflect the Ashanti numbers within discontinued operations. There have been no material changes to any accounting policies in the year and the only other restatement of the 1999 figures relates to the reclassification of activities as discontinued where they were sold during 2000.

Analysis of results

Cash flow

The key measure of performance remains free cash flow per share from continuing operations which more than tripled from 32.6 cents in 1999 to 108.2 cents in the current year. It can be seen from the table below that this arises primarily from the underlying growth in cash inflow from operating activities, an increase of 131 per cent year on year, and from the virtually static figure of tax paid. This seemingly anomalous position is a reflection of the basis of tax collection in South Africa and is likely to reverse itself in the next two years.

In addition to the free cash flow generation of $153 million, the overall cash inflow in 2000 of $302 million was significantly influenced by the realisation of $212 million from the remaining strategic asset disposals and equity dividends paid of $71 million.

Consolidated summary cash flows	2000 $m	1999 $m
Net cash inflow from operating activities	346	240
Continuing	354	153
Discontinued	(8)	87
Net interest paid	(15)	(32)
Tax paid	(21)	(20)
Trading cash flow	310	188
Continuing	329	134
Discontinued	(19)	54
Capital expenditure	(130)	(114)
Disposals and other financial investment	13	(6)
Dividends from Ashanti	–	4
Minority dividends paid	(40)	(23)
Free cash flow	153	49
Continuing	178	52
Discontinued	(25)	(3)
Acquisitions and disposals	212	(45)
Shares issued	8	3
Equity dividends paid	(71)	(38)
Cash inflow/(outflow)	302	(31)

Profitability

EBITDA from continuing operations increased 153 per cent to $412 million in the year reflecting the increased production at our mines and the higher PGM prices prevailing during the past 12 months. When combined with only a small increase in depreciation and interest receivable rather than payable this resulted in a more than tripling of profit before tax and exceptionals from continuing operations to $392 million in 2000 from the $127 million achieved last year.

The effective tax rate of 22 per cent on profits from continuing operations in 2000 is significantly higher than the 9 per cent charge last year due to the utilisation of all brought forward tax losses in the Platinum business during the year and the increased dividend remittances to the UK from South Africa which attract a 12.5 per cent secondary tax on companies. A further modest increase in rates is expected next year.

The resultant pre-exceptional attributable profit from continuing operations was $223 million, a 162 per cent growth on that achieved last year. After taking account of the shares issued during the year on the conversion of the Bonds, the equivalent earnings per share increase was 152 per cent from 53.7 cents in 1999 to 135.1 cents in 2000.

Balance sheet

Equity interests at 30 September 2000 of $1,031 million were $298 million higher than at 30 September 1999 representing, primarily, a combination of the conversion of the outstanding bonds of $163 million in July 2000 and the retained profits in the year of $139 million.

Net cash was $422 million at the balance sheet date compared to reported borrowings of $197 million at 30 September 1999. This increase of $619 million to a closing net cash position is made up of the cash inflow noted above of $302 million, the elimination of loans in subsidiaries sold of $129 million, a reduction in net borrowings arising from the conversion of the bonds of $163 million and exchange on non-US dollar net borrowings of $25 million.

Return on equity and capital employed for 2000 were 26 per cent and 39 per cent respectively both recording significant improvements over the 19 per cent and 20 per cent achieved last year.

Dividends

The Board recommends a final dividend of 25.7 pence (36.0 cents) (1999 – 10.4 pence (17.0 cents)) per share making a total dividend for the year of 35.0 pence (50.0 cents) (1999 17.9 pence (29.1 cents)). This represents a total dividend covered slightly more than twice by free cash flow per share from continuing operations and results in a year on year growth of 72 per cent in dollar terms and, with the movement in exchange rates, a 96 per cent growth in sterling terms.

Financial Risk Management

The Group's principal functional currency remains the US dollar and during the year the funding structure has been revised in line with the review indicated at the time of last year's report. The sterling convertible debt was converted into equity in the year and the Group's cash resources are held in US dollars except where a specific sterling liability exists in which case the relevant deposit is held in sterling to match the liability.

The Group does not undertake any trading activity in financial instruments.

Interest rate risk

The only borrowings at 30 September 2000 represented a working capital facility in the Group's operations in Zimbabwe which is denominated in local currency and has a floating interest rate.

The majority of the Group's cash resources are held on three month money market deposits with fixed rates for the period of the deposit.

Liquidity risk

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future. At 30 September 2000 the Group had $229 million of committed facilities, none of which were drawn.

Foreign currency risk

Lonmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is in US dollars and remitted on a quarterly basis to the UK. When short term working capital facilities are required in South Africa these are drawn in US dollars and forward selling only takes place periodically to meet local currency funding requirements.

Commodity price risk

Fluctuations in commodity prices can have a significant impact on Lonmin's trading results. Forward sales were undertaken for relatively small proportions of the annual output of platinum and palladium where the Board determined that it was in the Group's best interest to secure a proportion of the future cash flows. There were forward sales of 10,000 ounces of platinum and 5,000 ounces of palladium outstanding at 30 September 2000, all of which have now been realised. The Board will continue to protect the Group's best interests and react prudently to any major market changes.

John Robinson
Finance Director

Report of the Directors

For the year ended 30 September 2000

The Directors of Lonmin Plc submit their Report together with the audited Accounts for the year ended 30 September 2000.

Group activities

Lonmin Plc is a focused mining company with its principal interests in platinum group metals. It also has interests in gold operations.

Analyses of Group turnover, EBITDA (earnings before interest, tax, depreciation and amortisation), operating profit and profit before taxation, analysing between principal activities and geographical areas, appear in Notes 1 to 4 to the Accounts and a list of the principal subsidiary undertakings, indicating their main activities, appear on page 51.

A review of developments and of likely future developments in the principal trading operations of the Group is given in the Chairman's Statement, the Chief Executive's Statement and the Review of Operations, each contained within the separately published Annual Review.

Bahamas Hotels

On 30 April 2000 the Company sold to Driftwood Freeport Limited its hotel and casino interests in the Bahamas for a gross cash consideration of $25 million (£16 million).

Duiker Mining Limited ("Duiker")

On 22 May 2000 the Company sold to Glencore Coal Investment Limited its 62.2 per cent shareholding in Duiker (the South African coal mining subsidiary) and its 60.81 per cent shareholding in Tweefontein United Collieries Limited, which owned a 9.42 per cent shareholding in Duiker. The total consideration paid to the Company was R1,325 million ($207.5 million).

FE Wright Group Limited

On 2 June 2000 the Company sold to Sterling Insurance Group Limited its 100 per cent shareholding in FE Wright Group Limited (its insurance broking subsidiary) for a gross consideration of £3 million ($5 million).

Accounting policies

The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles.

The Group's principal functional currency is the US dollar. The Group adopted the US dollar as its reporting currency with effect from 1 October 1998. Sterling equivalent figures are also shown to provide additional assistance to shareholders.

With effect from 1 October 1999 the Company's interest in Ashanti Goldfields Company Limited is accounted for as an investment and not as an associated company.

Group results

An analysis of the Group results for the year is given in the Financial Review on pages 2 and 3.

Dividends

As the Company has now adopted the US dollar as its functional currency, dividends are determined in US dollars but are declared and are payable to shareholders in sterling, converted at exchange rates applicable two days prior to the announcement of each dividend.

The Board recommends a final dividend for the year of 25.7 pence (36.0 cents). Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on 19 February 2001 instead of the traditional date of 6 April. The Board intends that mid-February will become the normal time for payment of final dividends.

An interim dividend for the year of 9.3 pence (14.0 cents) was paid on 16 August 2000.

The total dividend for the year is therefore 35.0 pence (50.0 cents) per share (1999 – 17.9 pence (29.1 cents)).

Share capital and reserves

The authorised and issued share capital of the Company at 30 September 2000 and matters relating thereto are set out in Notes 24 and 25 to the Accounts.

On 8 June 2000 redemption notices were issued in respect of the £59.499 million outstanding of the 6% Guaranteed Convertible Bonds due 2004 and the £48.5 million outstanding of the 8% Guaranteed Convertible Bonds due 2006 of Lonmin Finance Plc which has resulted in all bonds being converted necessitating the issue of 16.7 million new ordinary shares of £1 each. The conversion prices were 647 pence per share for the 6% Bonds and 643 pence per share for the 8% Bonds.

Upon the demerger of Lonrho Africa Plc in May 1998 the Company's share capital was reduced by £130 million and pursuant to an undertaking to the Court that amount was carried to the credit of a non-distributable special capital reserve for the protection of creditors at that time. There has been a substantial reduction in creditors since May 1998 and, having obtained a bank guarantee in respect of the remaining liabilities which the Company deemed it appropriate to cover, the Company applied to the Court in September 2000 for, and was granted, a release of its undertaking. Accordingly the £130 million was transferred from the special reserve to a distributable reserve on 29 September 2000.

Total share capital and reserves of the Group amounted to $1,031 million (£706 million) at 30 September 2000. This compares with $733 million (£445 million) at 30 September 1999.

Full details of the Group and Company reserves and of movements therein during the year are given in Notes 26 and 38 to the Accounts.

At the Annual General Meeting on 10 March 2000 the Company was authorised to make market purchases of up to 15.9 million shares of £1 each of the Company. No use has been made of this authority and a new authority will be proposed at the forthcoming Annual General Meeting.

Loans

Details of long and short-term loans are shown in Note 19 to the Accounts.

Directorate

The present Board of the Company is as set out on pages 14 and 15 of the Annual Review. All the Directors named were Directors throughout the year with the exception of Mr G E Haslam who was appointed an Executive Director on 12 November 1999.

Mr T A Wilkinson resigned as an Executive Director on 1 November 1999 but remained employed by the Company until 31 January 2000.

Mr E H J Stoyell, who was appointed an Executive Director on 12 November 1999, resigned on 25 May 2000 following the sale of the Group's interest in Duiker of which he was Managing Director.

Mr G E Haslam will succeed Mr N J Morrell as Chief Executive on 30 November 2000 and Mr Morrell will retire as a Director on that date. The Chairman comments on this in his Statement in the Annual Review.

At the forthcoming Annual General Meeting Sir Alastair Morton and Mr J R B Phillimore retire by rotation and, being eligible, offer themselves for re-election. Being non-Executive Directors neither has a service contract with the Company and neither is entitled to any notice period.

Biographical details of all Directors are given on pages 14 and 15 of the Annual Review.

Directors' interests

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests, all of which are beneficial, of the Directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests. The interests of Directors in shares under the Company's share option schemes are shown in the Directors' Report on Remuneration on page 14.

	Lonmin Plc Ordinary Shares of £1 each 1.10.99	Lonmin Plc Ordinary Shares of £1 each 30.9.00 and 27.11.00
Sir John Craven	181,527	188,313
P J Harper	21,508	22,311
G E Haslam[1]	Nil	3,132
S E Jonah	2,034	9,766
N J Morrell	16,522	16,971
Sir Alastair Morton	1,543	1,543
J R B Phillimore	2,636	2,734
J N Robinson	8,108	8,393

Note:

(1) The interest of Mr Haslam shown in the first column is at 12 November 1999, being his date of appointment as a Director.

Report of the Directors

Substantial shareholdings

As at 24 November 2000 the Company was aware of the following interests in three per cent or more of the Company's issued ordinary share capital:

	Number of Lonmin Plc shares	Approximate Percentage of the Company's issued share capital
Deutsche Bank AG ("DB")	28,448,858	15.99
Prudential Plc, M&G Group Limited ("M&GG") and M&G Limited ("M&G")	12,658,267	7.11
Merrill Lynch Investment Managers Limited ("MLIM")	11,978,986	6.73
FMR Corp ("FMR"),	9,265,940	5.2
Fidelity Management & Research Company ("FMRCO"),		
Fidelity Management Trust Company ("FMTC"),		
Fidelity International Limited ("FIL"),		
Fidelity Investment Services Limited ("FISL"),		
Fidelity Pension Management ("FPM"), and		
Mr Edward C Johnson 3rd		
Schroder Investment Management Limited ("Schroder")	8,250,828	4.64
Royal & Sun Alliance Insurance Group Plc ("RSAIG")	7,851,401	4.41
Standard Life Group ("SLG") and Standard Life Investments ("SLI")	7,695,728	4.32
Henderson Investors Limited ("Henderson")	6,403,467	3.6

Notes:

DB has notified the Company that other than 253,566 shares the interests are held on behalf of a number of clients whose portfolios are managed on a discretionary basis by companies within DB acting as fund managers. The interests of DB have been notified pursuant to the requirements of the Companies Act 1985.

Prudential Plc has notified to the Company a material interest in 5,351,410 shares in accordance with the requirements of the Companies Act 1985. M&GG and M&G and their ultimate holding company Prudential Plc are interested in a total of 12,658,267 shares. The interests arise from shareholdings in the Company by funds which are managed or advised by subisidiaries of the three companies.

MLIM has notified the Company that its interests are held as fund manager on a discretionary basis for undisclosed principals.

The interests of FMR and its direct and indirect subsidiaries FMRCO and FMTC, and FIL and its direct and indirect subsidiaries FISL and FPM and Mr Johnson as the principal shareholder of FMR and FIL, were acquired solely for investment purposes. They are all non-beneficial holders. The interests have been notified pursuant to the requirements of the Companies Act 1985.

Schroder has notified the Company that its interests are held as a fund manager on a discretionary basis for undisclosed principals.

RSAIG has notified to the Company a material interest in 6,947,579 shares and a non-material interest in 903,822 shares. These interests are held for companies within the RSAIG Group as fund managers or for RSAIG pension funds. The material interest has been notified pursuant to the requirements of the Companies Act 1985.

SLG and SLI have notified to the Company a material interest in 5,914,448 shares and a non-material interest in 1,781,280 shares. The material interest has been notified pursuant to the requirements of the Companies Act 1985. SLI has notified the Company that its interests are held as an investment manager on a discretionary basis for undisclosed principals.

Henderson has notified the Company that its interests are held as a fund manager on a discretionary basis for undisclosed principals.

Charitable and political donations in the United Kingdom

Charitable donations made by the Group during the year in the United Kingdom amounted to $42,991 (£27,500). No political donations were made.

The Group also made charitable donations during the year in South Africa amounting to R1.97 million ($270,000/£190,000).

In addition the Company has granted, for a nominal service charge, a licence to African Medical & Research Foundation (AMREF) to occupy temporarily spare offices at the Company's head office in London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health in the continent. The organisation undertakes operations research, capacity building in disadvantaged communities, and advocacy on an international level. This has a significant impact on health burdens such as HIV/AIDS, which is a major concern to the Lonmin Group.

Litigation

The Board has previously reported on a claim by Lonmin South Africa Limited ("LSAL") and certain directors of Western Platinum Limited ("WPL") that there was a breach of warranty given by Impala Platinum Holdings Limited, Impala Platinum Limited, Platcor Limited and Gazelle Platinum Limited (together the "Implats parties") to WPL and LSAL (together the "Lonmin parties") in the agreement dated 15 January 1990 between the Lonmin parties and the Implats parties under which the Karee Mine was sold to WPL.

The institution by WPL of an action in relation to such alleged breach was deferred pending judgement in preparatory proceedings before the South African Courts to determine whether the board of directors of WPL or the shareholders of WPL were empowered to commence such an action. Judgement was given on 11 March 1998 in terms of which it was declared that WPL and its shareholders were not entitled to commence an action in relation to the alleged breach. An appeal against this judgement was heard on 9 March 2000. Unexpectedly the original judgement was upheld. Although the merits of the claim have not been heard, the Board, having carefully considered alternative options, concluded that further pursuit of the claim would not be in the best interests of shareholders.

Research and development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given on page 10 of the Review of Operations in the Annual Review.

Year 2000 compliance

Initiatives to ensure that all electronic systems used by Group companies were Year 2000 compliant were started in 1997. The new Millennium was entered without incident.

Policy on the payment of creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by the Better Payment Practice Group from whom information about and a copy of the Code can be obtained at c/o Polhill Communications, 48 Artillery Lane, London E1 7LS. The Company thus has a consistent policy of paying its bills in accordance with contracts. It is the Company's policy to settle the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' terms of payment or by ensuring that suppliers are made aware of alternative terms of payment, and to abide by the terms of payment. Trade creditors of the Company at 30 September 2000 represented 2.31 days of annual purchases.

Pension schemes

There are now two pension schemes of Lonmin Group companies in the United Kingdom – the Lonmin Superannuation Scheme and The Scottish and Universal Investments Limited ("SUITS") Group Pension and Life Assurance Scheme. These Schemes have ceased, for investment purposes, to be members of the Lonmin Group Common Investment Fund, which is being wound up, and each Scheme has appointed independent investment managers. At the year-end neither Scheme held investments in Lonmin shares or in property or companies related to the Lonmin Group, and neither has entered into any stock lending or loans to Lonmin Group companies or anyone else.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 2001 Annual General Meeting will be held at 10.30 am on Thursday, 15 February 2001 at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8. The Notice of Meeting is set out on pages 22 to 24 of the Annual Review and contains an explanation of the items of Special Business.

Directors' responsibilities

A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section on pages 8 and 9.

By order of the Board
M J Pearce
Secretary

27 November 2000

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Registered in England
Number: 1003002

Corporate governance

In June 1998 The Committee on Corporate Governance, chaired by Sir Ronald Hampel, published the Combined Code containing Principles of Good Governance and a Code of Best Practice.

Each UK company listed on the London Stock Exchange is required to provide in its annual report and accounts a narrative statement of how it has applied the Principles affecting companies set out in the Combined Code with sufficient explanation enabling its shareholders to evaluate how the Principles have been applied.

The Principles cover four subject areas, namely *directors, directors' remuneration, relations with shareholders and accountability and audit.*

The Principles are amplified by a set of 45 provisions with which the Company complies. It also complied throughout the year with one exception as noted in the Directors' Report on Remuneration on page 10.

With the exception of the Principles relating to directors' remuneration (which are covered in the Directors' Report on Remuneration) the Board has applied the Principles as follows:

Directors

The Company is led and controlled by the Board of Directors which currently has eight members, four of whom are non-Executive. The Board meets regularly, at least every other month, but more frequently if necessary, and once a year in South Africa and receives regular and timely information in a form and of a quality to enable it to discharge its duties. In addition certain Directors are also directors or alternate directors of the principal operating subsidiaries. The Board retains full responsibility for the direction and control of the Company and no strategic powers were delegated to any committee in the year under review. All Directors have access to the services of the Company Secretary and are entitled to take independent professional advice, if necessary, at the Company's expense.

The positions of Chairman and Chief Executive are clearly separated. All Directors have equal responsibilities as directors and bring an independent judgement to bear on key issues, but the Board has been structured with the Executive Directors having responsibility for running the Company's business and the non-Executive Directors, all of whom are independent of management, bringing experience from other fields. This results in no one individual or group of individuals being able to dominate the Board's decision taking. In addition, Mr P J Harper, Deputy Chairman, is designated as the Senior Independent Director to whom concerns can be conveyed in addition to the Chairman.

To permit a formal and transparent procedure for the appointment of new Directors to the Board the Board has a *Nomination Committee* currently comprising Sir John Craven (Chairman), Mr P J Harper, Sir Alastair Morton and Mr J R B Phillimore. Mr N J Morrell ceased to be a member on 24 November 2000. Its function is to review on an ongoing basis and at least annually the membership of the Board and recommend to the Board any proposed changes, be they executive or non-executive.

The Board already ensures that all Directors submit themselves to shareholders for re-election every three years and is proposing a consequent change to the Company's Articles of Association.

Relations with shareholders

The Principles encourage a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have had for some time a regular dialogue with institutional shareholders where they believe this to be in the interests of shareholders generally. The Company also has a website containing up-to-date information.

The Principles encourage boards to use the Annual General Meeting to communicate with private investors and to encourage their participation. The Board has followed this particular Principle for a great number of years.

Accountability and Audit

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review and interim report.

In 1993 the Board established an *Audit Committee* which now comprises Mr P J Harper (Chairman), Sir Alastair Morton and Mr J R B Phillimore. The Committee meets at least twice a year and the Finance Director and the external and internal auditors are invited to attend as appropriate. The principal objectives of the Committee are to review the annual and half yearly financial statements prior to their submission to the Board; to review accounting policies; to receive reports from the Group's overseas internal auditors who monitor the effectiveness of business and financial controls in the mining operations; to receive reports from the internal auditors on internal controls and to review with management and the external auditors the effectiveness of internal controls; to review the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors; and to ensure compliance of the Group with the Principles of the Combined Code relating to Accountability and Audit.

The Principles require a report that the business is a going concern and to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

Internal Control

The Company, as required by the London Stock Exchange, has complied with the Combined Code provisions on internal control having established the procedures necessary to implement the guidance issued in September 1999 by the Turnbull committee and by reporting in accordance with that guidance.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve the business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Board.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

During the year:

(i) The Audit Committee:
- reviews the external and internal audit work plans;
- considers reports from management and internal and external audit on the system of internal control and any material control weaknesses; and
- discusses with management the actions taken on problem areas identified by Board members or in the internal/external audit reports.

(ii) The Audit Committee reviews the effectiveness of the risk management process and significant risk issues are referred to the Board for consideration.

(iii) Risk Committees are established at divisional level and meet on a regular basis.

(iv) The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

(v) The Risk Committees review the role of insurance in managing risks across the Group.

(vi) The Group's management operates a risk management process which identifies the key risks facing each business and reports to the Audit Committee on how these risks are being managed. This is based on each division and the Group producing a risk register which identifies their key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. The risk registers are incorporated into Combined Assurance Plans which allocate responsibility for managing risk to management and the internal and external auditors. These risks are discussed by the Group Risk Committee on a quarterly basis and regular monitoring reports are received to update them on progress.

At the year-end, before producing this statement in the Annual Report, the Board, through the Audit Committee, reviews the following:

- The outcome of letters of assurance which are completed by management confirming compliance throughout the year with the Group's policies, procedures, risk management processes and other matters;
- Reports on risk and internal control from management, the internal and external auditors, and the Combined Assurance Plan, including schedules of significant risks; and
- Regular reports on any major problems that have occurred during the year and how the risks have changed over the period under review.

Directors' Report on Remuneration

The Remuneration Committee

The Remuneration Committee was established in November 1993. Its principal function is to determine remuneration policy and the remuneration packages of the Executive Directors.

The Committee comprises:

Mr P J Harper (Chairman)

Sir John Craven

Sir Alastair Morton

who are non-Executive Directors having no financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group.

The Combined Code

The Combined Code (referred to on page 8) contains three Principles relating to Directors' remuneration, which have been applied as noted in this Report. The three Principles are amplified by 21 provisions, with which the Company now complies. During the year the Company complied with 20 of the provisions, but did not comply fully with the disclosure requirements of Paragraph 7 of Schedule B of the Combined Code because the Board deemed it not in the Company's interests to comply.

Remuneration Policy

Executive Directors

The Remuneration Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose.

The Committee, with the benefit of professional advice, is aware what comparable companies are paying and takes account of relative performance. The Committee believes that the remuneration packages of the Executive Directors are broadly similar to those awarded by other relevant companies.

Participation in share option schemes is the only, but a significant, performance related element attaching to each Executive Director's remuneration package. With the exception of Mr E H J Stoyell, noted below, no Director during the year received any bonus in respect of the year.

The Committee's policy on granting options under, and the Directors' participation in, the share option schemes is set out on page 13.

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board. In deciding an appropriate level of fees for each non-Executive Director, the Board considered the responsibility and time commitments taking into account the number of Board meetings, special meetings and the time required for reading Board and other papers plus the membership and chairmanship of the Audit Committee, the Remuneration Committee, the Nomination Committee and the Pension Committee plus Sir John Craven's Chairmanship of the Board, together with extensive overseas travel on behalf of the Company.

Directors' Remuneration

For the year ended 30 September 2000 the remuneration packages of Directors were as follows:

Director	Salary and fees £	Benefits in kind[1] £	Total for year to 30.9.00 £	Total for year to 30.9.99 £
Executive Directors				
N J Morrell	**450,000**	**19,227**	**469,227**	466,723
G E Haslam[2]	**243,681**	**24,145**	**267,826**	
S E Jonah[3]	**Nil**		**Nil**	Nil
J N Robinson	**222,917**	**20,884**	**243,801**	110,107[8]
Non-Executive Directors				
Sir John Craven	**120,000**		**120,000**	120,000
P J Harper[4]	**60,000**		**60,000**	50,000
Sir Alastair Morton	**53,333**		**53,333**	70,000
J R B Phillimore[4]	**68,333**		**68,333**	40,000
Former Directors				
E H J Stoyell[5]	**98,762**	**6,486**	**105,248**	
T A Wilkinson[6]	**27,917**	**1,773**	**29,690**	380,594

Notes:

(1) Benefits in kind comprised mainly the provision of a motor car for the use of each Director and the provision of private medical insurance and, in the case of Mr Wilkinson and Mr Haslam, a children's education allowance and, in the case of Mr Stoyell, security and life assurance.

(2) Mr Haslam was appointed as a Director on 12 November 1999.

(3) Mr Jonah was paid no fees as a Director of the Company. He is an employee of Lonmin Plc, but is also the Chief Executive of Ashanti Goldfields Company Limited, which company reimburses Lonmin Plc all his remuneration and benefits and would reimburse any termination payments made to him.

(4) The fees shown for Mr Harper and Mr Phillimore include additional fees of £10,000 each for their special work in connection with the intended, but subsequently abandoned, merger with Ashanti Goldfields Company Limited towards the end of 1999.

(5) Mr Stoyell was appointed as a Director on 12 November 1999 but resigned on 25 May 2000 following the sale of the Group's interests in Duiker Mining Limited ("Duiker") of which he was Managing Director. His service contract was with Duiker which paid him his remuneration (other than £27,090 which was paid by the Company) and provided his benefits.
After his resignation Mr Stoyell received from the Company a special bonus payment of £200,000 (less tax) for his contribution to the sale of Duiker. This figure is in addition to the sum disclosed above. Furthermore, if, during the 12 months following the sale of Duiker, Mr Stoyell's employment with Duiker is terminated other than for cause, the Company has agreed to pay Mr Stoyell an amount equivalent to 364 days of his former basic salary of R1.5 million per annum (£142,272 at the year-end) and the annual cost of the other benefits to which he is entitled under his contract of employment at the time of the sale of Duiker less any severance amount paid to him on termination of his service contract with Duiker which amount he must use his best endeavours to secure.

(6) Mr Wilkinson resigned as a Director on 1 November 1999. The sums disclosed above relate to the period from 1 October to 1 November 1999. He remained employed by the Company until 31 January 2000 and was paid additional remuneration of £83,750 and received an additional £4,761 of benefits. Upon his cessation of employment he received a payment of £306,784 in lieu of notice, which figure is also additional to the sums disclosed above.

(7) The Company currently operates no bonus scheme for Directors and operated none during the year ended 30 September 2000 other than the bonus referred to in Note 5. No long-term incentives have been awarded to Directors other than the share options set out on page 14.

(8) Mr Robinson was appointed as a Director on 1 April 1999 thus his remuneration as Director in 1999 covered a period of six months only.

(9) Although the Group's functional currency is the US dollar, the figures above are set out in sterling as this is the currency in which emoluments are predominantly paid.

(10) In 1999 Mr R E Whitten, who retired as a Director on 31 March 1999, received remuneration, including benefits, of £212,650 and a payment in lieu of notice of £424,896.

Directors' Report on Remuneration

Service Contracts

As first reported in 1997, the Remuneration Committee agreed a service contract which was entered into on 26 June 1997 between the Company and Mr N J Morrell, as Chief Executive. This was terminable by the Company until 1 April 1999 upon not less than 24 months' prior written notice. From 1 April 1999 the notice to be given to Mr Morrell was reduced by one week immediately following the expiry of each week during which the contract subsisted until 31 March 2000, from when 364 days' prior written notice had to be given. Thus from 1 April 2000 Mr Morrell was entitled to 364 days' notice only. The Committee considered the temporary extended notice period entirely appropriate in order to provide an element of job security during a period of major restructuring of the Company. Since the Board had set as an objective that all Executive Directors should have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect.

None of the Executive Directors has a service contract with a notice or contract period of more than 364 days and no contract now has any provision for compensation in lieu of notice. The non-Executive Directors are each appointed for a fixed period of three years, but subject to the provisions of the Company's Articles of Association for retirement by rotation and for earlier cessation for any other reason and no compensation is payable for loss of office, save for arrears of fees.

Non-Group Directorships

Apart from Mr S E Jonah, no Executive Director holds any executive directorship or appointment outside the Group. Mr G E Haslam is a director of International Platinum Association, Frankfurt, and World Fuel Cell Council, Frankfurt. Mr Jonah is the Chief Executive of Ashanti Goldfields Company Limited, and, apart from Ashanti group companies, is a director of Commonwealth Africa Investment Fund Limited and Ecobank Transnational Incorporated (ETI), which reimburse him fixed expenses, and of United Nations Office for Project Services (UNOPS) Business Advisory Council, Camborne School of Mines Trust (CSM) at Exeter University, The International Investment Advisory Council of the Republic of South Africa, The Africa Regional Advisory Board of the London Business School and The Governing Body of the School of Oriental and African Studies (SOAS). Mr Jonah's remuneration is referred to in Note 3 on page 11. Apart from that, Mr Haslam and Mr Jonah do not retain any fees in respect of these non-Group directorships. The Board believes that directorships and appointments outside the Group can be appropriate if they help Directors gain additional experience or promote the interests of the Group as a whole.

Pensions

Mr N J Morrell, Mr G E Haslam and Mr J N Robinson are members of The UK Lonmin Superannuation Scheme which is a contributory final salary scheme established as an independent trust and provides benefits for Directors and staff of Lonmin Plc and certain other associated companies. The Scheme is fully funded and normal retirement age for all members in service at or after 1 April 1998 is 60. The Company was not required to make any contribution to the Scheme during the year because of the strong financial position of the Pension Fund. The Directors and staff in service continued to make contributions from salary.

The Scheme is designed to enable all members to obtain a good standard of benefit from secure and well managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The Scheme, which is contracted-out of the State Earnings Related Pension Scheme, complies with all relevant legislation, including the Pensions Act 1995. Independent high-quality advice is used in administering the Scheme and managing the assets.

Pension commutation at retirement, in order that participants may exchange part of their pension for a tax free lump sum within Inland Revenue limits, is permitted.

In the event of death whilst in service a capital sum equal to 4 x salary is payable together with a pension to a qualifying spouse or dependant of 66.66 per cent of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training an allowance to them would also be payable.

In the case of death after retirement, a spouse's pension of 66.66 per cent of the member's pre-commutation pension would be payable, revalued up to the time of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

In the event of death after leaving service but prior to retirement, a pension to a qualifying spouse or dependant would also be payable.

Pursuant to the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are increased each year once in payment by the lower of five per cent and the increase in RPI (Retail Prices Index). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

The Inland Revenue Cap which restricts both pension and life assurance benefits for higher paid individuals who became members on or after 1 June 1989 does not apply to Mr Morrell and Mr Robinson who were members before that date. The cap does apply to Mr Haslam and did apply to Mr Wilkinson. Mr Wilkinson was paid annually, with effect from 1 October 1997, £34,000 to invest in a pension arrangement of his choice because The Lonrho Group Pension Fund in South Africa, of which he was a member, was wound up with effect from 30 November 1997, and no further contributions have been made to that scheme. In the period from 1 October to 1 November 1999 when he resigned as a Director he was paid the pro rata sum of £2,833. In the period from 2 November 1999 to 31 January 2000, when he ceased to be employed by the Company, he was paid the pro rata sum of £8,500.

Mr S E Jonah has a personal pension arrangement. This is a non-contributory arrangement funded entirely by the Company which is reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited. No figures are therefore given below for Mr Jonah.

Prior to his joining the UK Scheme on 12 November 1999 Mr G E Haslam was a member of The Lonrho Superannuation Scheme (Overseas) established in Jersey to provide benefits broadly similar to those under the UK Scheme for Directors and senior Group Executives employed overseas. This is a non-contributory Scheme funded entirely by the Company.

Mr E H J Stoyell is a member of The Lonmin Pension Fund and the Mine Officials Pension Fund, each established in South Africa. The Lonmin Pension Fund is a defined contribution fund to which members contribute 7.5 per cent of their salaries and their employer contributes a total of 13.5 per cent towards the retirement, disability and death benefits of the fund. For the period from 12 November 1999, when he was appointed a Director, to 25 May 2000, when he resigned as a Director, Duiker contributed R162,580 (£15,420) to the fund in respect of his benefits. Mr Stoyell's contribution to the Mine Officials Pension Fund was suspended in September 1991, but he continued to be a member of this fund.

No element of a Director's remuneration package other than basic salary is pensionable.

Requisite information relating to The Lonmin Superannuation Scheme is:

Director	Age at 30.9.00	Years of service at 30.9.00	Increase in transfer value[1] £	Additional pension earned in the year[2] £	Accrued pension entitlement at year-end 30.9.00[3] £
Current Directors					
N J Morrell	**53**	**21**	**59,461**	**3,519**	**226,240**
G E Haslam	**56**	**13**	**159,181**	**10,124**	**61,875**
J N Robinson	**46**	**21**	**416,817**	**38,462**	**80,084**
Former Directors					
T A Wilkinson[4]	**54**	**2**	**48,482**	**3,096**	**8,556**

Notes:

(1) The increase in transfer value represents the additional capital amount necessary, less Directors' contributions, to fund the increase in the accrued pension (above inflation) that a Director would take with him as part of the total transfer value if he were to leave the Company and move his benefits to another scheme. The transfer value is not a sum due to the Director.

(2) The additional pension earned in the UK in the year is that in excess of UK inflation at 3.3 per cent.

(3) The pension entitlement shown above is that which would be paid annually on retirement at age 60 based on service to 30 September 2000.

(4) Mr Wilkinson resigned on 1 November 1999, but remained employed by the Company until 31 January 2000, whereupon the Company arranged for the augmentation of his accrued pension benefits under the UK Scheme to the level which they should have been if he had completed service to 31 October 2000, being a further 364 days' service from 2 November 1999 (being the notice period under his service contract). Accordingly the figures shown for Mr Wilkinson are for the complete financial year, even though he served only part of it, and his age and years of service are shown as at 30 September 2000. Mr Wilkinson had 25 years of service with the Group in South Africa and was a member of the South African Scheme up to 30 November 1997 when that scheme was wound up. His entitlement under that scheme was transferred to a personal pension arrangement of his choice and the entitlement is based in rand.

(5) The accrued pension entitlement at 30 September 1999 for Mr N J Morrell, as the highest paid Director, was £215,587.

The pension entitlements shown exclude any benefit which might be attributable to additional voluntary contributions. There is no undertaking or expectation for any other pension benefit to be arranged for any Director by the Company.

Share Option Schemes

As noted below options were granted to two Directors during the year. Directors are encouraged to hold the shares issued to them upon the exercise of options, although it is accepted that some may need to be sold to finance the subscription cost and any taxation arising.

The Remuneration Committee's policy when granting options is to provide Directors and employees with an incentive to further the interests of the companies for which they work and to permit them to benefit from an improvement in the Company's performance to which they have thereby contributed.

Set out on page 14 are the options held over ordinary shares of the Company by Directors.

Under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 the exercise of options granted before 1998 is subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders is greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during the year and the options became exercisable. The exercise of options granted from 1998 under those schemes is subject to attainment of a similar performance condition, but the total return to shareholders must be greater than the total return on the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices. Further information on the performance condition is given in Note 25 to the accounts. No performance condition attaches to options granted under the other schemes.

In the two-year period to 30 September 2000 the total return to Lonmin shareholders grew by 174.92 per cent compared with 97.13 per cent growth in the total return on the Mining Sector of the FTSE Actuaries Share Indices.

Directors' Report on Remuneration

Except under the savings related share option schemes no options have been granted with an exercise price at a discount to the market price at the time the exercise price was set.

No options were held by the non-Executive Directors.

	Number of shares under option 1.10.99 Shares of £1	30.9.00 and 27.11.00 Shares of £1	Exercise price	Name of scheme[1]	Date of grant	Date from which normally first exercisable	Expiry date
G E Haslam[2][5b]	1,566		408.6272p	(e)	20.7.1994	20.7.1997	20.7.2004
	1,566		490.0334p	(e)	14.2.1995	14.2.1998	14.2.2005
	60,000	60,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
		90,000	668.5p	(e)	8.6.2000	8.6.2003	8.6.2010
	63,132	150,000					
S E Jonah[5a][6]	10,963		828.4278p	(b)	12.7.1990	12.7.1993	12.7.2000
	7,831	7,831	241.0262p	(b)	1.7.1992	1.7.1995	1.7.2002
	6,818		199.20p	(c)	11.8.1992	25.9.1999	25.3.2000
	15,662	15,662	375.1070p	(b)	1.7.1993	1.7.1996	1.7.2003
	1,944		383.08p	(c)	5.8.1993	25.9.2000	25.3.2001
	31,324	31,324	434.1664p	(e)	4.8.1994	4.8.1997	4.8.2004
	130,000	130,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	204,542	184,817					
N J Morrell[6]	10,963		828.4278p	(a)	12.7.1990	12.7.1993	12.7.2000
	15,662	15,662	375.1070p	(a)	1.7.1993	1.7.1996	1.7.2003
	31,324	31,324	434.1664p	(d)	4.8.1994	4.8.1997	4.8.2004
	170,000	170,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	227,949	216,986					
J N Robinson[6]	4,385		828.4278p	(a)	12.7.1990	12.7.1993	12.7.2000
	3,132	3,132	408.6272p	(d)	20.7.1994	20.7.1997	20.7.2004
	3,132	3,132	490.0334p	(d)	14.2.1995	14.2.1998	14.2.2005
	45,000	45,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	7,986	7,986	216.0p	(f)	9.9.1998	1.11.2003	30.4.2004
	50,000	50,000	453.0p	(e)	1.4.1999	1.4.2002	1.4.2009
		60,000	668.5p	(e)	8.6.2000	8.6.2003	8.6.2010
	113,635	169,250					
E H J Stoyell[2], [3] and [8]	2,113		408.6272p	(e)	20.7.1994	20.7.1997	20.7.2004
	2,113		490.0334p	(e)	14.2.1995	14.2.1998	14.2.2005
	60,000		250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	64,226						
T A Wilkinson[3]	10,963		828.4278p	(b)	12.7.1990	12.7.1993	12.7.2000
	7,831		241.0262	(b)	1.7.1992	1.7.1995	1.7.2002
	31,324		434.1664p	(e)	4.8.1994	4.8.1997	4.8.2004
	12,000		250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	118,000		250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	180,118						

Notes:

(1) The Share Option Schemes concerned are:
 (a) The Lonmin Share Option Scheme 1984
 (b) The Lonmin Overseas and Associate Share Option Scheme
 (c) The Lonmin Overseas and Associate Savings Related Share Option Scheme
 (d) The Lonmin Share Option Scheme 1994
 (e) The Lonmin Overseas and Associate Share Option Scheme 1994
 (f) The Lonmin Savings Related Share Option Scheme 1994.

(2) Mr Haslam and Mr Stoyell were appointed as Directors on 12 November 1999 and their option interests shown in the first column are also applicable on that date.

(3) Mr Wilkinson resigned on 1 November 1999 and Mr Stoyell resigned on 25 May 2000. All of their options remained outstanding on their respective resignation dates.

(4) All options were granted for no cash consideration.

(5) (a) On 17 December 1999 Mr Jonah exercised an option under The Lonmin Overseas and Associate Savings Related Share Option Scheme over 5,788 shares at an exercise price of 199.20 pence per share compared with the market price on that date of 655 pence per share resulting in a notional gain of £26,381.70. The option was originally over 6,818 shares, but the amount outstanding under the related savings contract was insufficient to permit the exercise of the option in full and accordingly the option over the remaining 1,030 shares lapsed on that date. On 26 September 2000 Mr Jonah exercised an option under the same scheme over 1,944 shares at an exercise price of 383.08 pence per share compared with the market price on that date of 853 pence per share resulting in a notional gain of £9,135.24. He retained all of the 7,732 shares arising from the exercises.
 (b) On 1 September 2000 Mr Haslam exercised options over 1,566 shares at an exercise price of 408.6272 pence per share and over 1,566 shares at an exercise price of 490.0334 pence per share compared with the market price on that date of 904.5 pence per share resulting in a notional gain of £14,255.92. He retained the 3,132 shares arising.
 (c) The total notional gains made by Directors during the year were £49,773 (1999: £11,564).
 (d) No other options were exercised by Directors during the year or since.

(6) An option held by Mr Jonah over 10,963 shares under The Lonmin Overseas and Associate Share Option Scheme and options held by Mr Morrell and Mr Robinson respectively over 10,963 and 4,385 shares under The Lonmin Share Option Scheme 1984 each at an exercise price of 828.4278 pence per share each lapsed on 12 July 2000 unexercised. Except as noted in Note (5) no other options held by Directors have lapsed.

(7) By way of comparison with the exercise prices, the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 855 pence on 29 September 2000 (the last trading day of the year under review), as compared with the high and low quotations for the financial year of 919.50 pence and 504.50 pence respectively.

(8) Mr Stoyell also had an option over 227,000 ordinary shares of 3.5 cents each of Duiker Mining Limited, the Group's interest in which was sold on 22 May 2000.

Auditor's report to members of Lonmin Plc

We have audited the financial statements on pages 17 to 51.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report. As described on pages 8 and 9 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules (formerly the Yellow Book) regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 8 and 9 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the Annual Report and the Annual Review, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants,
Registered Auditor,
London

27 November 2000

Consolidated profit and loss account

For the year ended 30 September

2000 £m	1999 Restated £m		Note	2000 $m	1999 Restated $m
609	550	**Turnover**	1	**951**	896
485	281	**– continuing operations**		**757**	458
124	269	– discontinued operations		**194**	438
274	146	**EBITDA***	2	**429**	239
263	100	**– continuing operations**		**412**	163
11	46	– discontinued operations		**17**	76
(28)	(34)	Depreciation		**(44)**	(56)
246	112	**Group operating profit**	3	**385**	183
243	83	**– continuing operations**		**380**	135
3	29	– discontinued operations		**5**	48
	22	Share of associates' operating (loss)/profit		**(1)**	35
246	134	**Total operating profit**		**384**	218
243	83	**– continuing operations**		**380**	135
3	51	– discontinued operations		**4**	83
		Profit on sale of fixed assets	7		
7		Group – continuing operations		**10**	
		(Loss)/profit on sale or termination of operations	7		
(5)	(2)	Group – discontinued operations		**(7)**	(4)
	1	Share of associate – discontinued operations			2
248	133	Profit before net interest receivable/(payable) and similar items		**387**	216
7	(18)	Net interest receivable/(payable) and similar items	6	**11**	(28)
255	115	**Profit before taxation**	4	**398**	188
257	79	– continuing operations		**402**	127
(2)	36	– discontinued operations		**(4)**	61
(55)	(10)	Taxation	8	**(86)**	(16)
200	105	Profit after taxation		**312**	172
(53)	(25)	Minority interests		**(83)**	(42)
147	80	**Profit for the year**	26	**229**	130
149	53	– continuing operations		**232**	85
(2)	27	– discontinued operations		**(3)**	45
(62)	(29)	Dividends	9	**(90)**	(46)
85	51	**Retained profit for the year**		**139**	84
86.6p	33.0p	Earnings per share excluding exceptionals – continuing operations	10	**135.1¢**	53.7¢
89.1p	50.0p	Earnings per share	10	**139.2¢**	81.5¢
84.2p	47.0p	Diluted earnings per share	10	**131.4¢**	77.0¢
35.0p	17.9p	Dividends per share	9	**50.0¢**	29.1¢

* EBITDA is earnings before interest, tax, depreciation and amortisation.

The 1999 figures have been restated for discontinued operations which include the results of Ashanti, Bahamas Hotels, FE Wright and Duiker Mining.

Consolidated balance sheet

As at 30 September

2000 £m	1999 £m		Note	2000 $m	1999 $m
		Fixed assets			
487	639	Tangible assets	11	**710**	1,049
		Investments:			
	146	Associates	12		240
141	6	Other investments	13	**206**	11
141	152			**206**	251
628	791			**916**	1,300
		Current assets			
15	38	Stocks	14	**21**	63
77	68	Debtors	15	**113**	111
1	17	Investments	16	**2**	27
300	67	Cash and short-term deposits		**439**	110
393	190			**575**	311
(167)	(164)	**Creditors:** amounts falling due within one year	17	**(242)**	(267)
226	26	**Net current assets**		**333**	44
854	817	**Total assets less current liabilities**		**1,249**	1,344
		Creditors: amounts falling due after more than one year			
	(106)	Convertible debt			(175)
(5)	(70)	Other		**(8)**	(114)
(5)	(176)		18	**(8)**	(289)
(7)	(41)	**Provisions for liabilities and charges**	21	**(11)**	(67)
842	600			**1,230**	988
		Capital and reserves			
178	160	Called up share capital	24	**259**	262
284	189	Share premium account	24	**414**	310
12	11	Revaluation reserve	26	**18**	19
(8)	(42)	Other reserves	26	**(12)**	(70)
240	127	Profit and loss account	26	**352**	212
706	445	**Equity interests**		**1,031**	733
136	155	**Minority equity interests**	27	**199**	255
842	600			**1,230**	988

The financial statements were approved by the Board of Directors on 27 November 2000 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Consolidated cash flow statement

For the year ended 30 September

2000 £m	1999 Restated £m		Note	2000 $m	1999 Restated $m
		Net cash inflow/(outflow) from operating activities	32		
227	96	– continuing operations		**354**	153
(5)	54	– discontinued operations		**(8)**	87
222	150			**346**	240
	2	**Dividends received from associate**			4
6	5	Interest – received		**10**	8
(16)	(29)	– paid		**(25)**	(40)
(26)	(14)	Dividends paid to minorities		**(40)**	(23)
(36)	(38)	**Returns on investment and servicing of finance**		**(55)**	(55)
(13)	(12)	**Taxation**		**(21)**	(20)
(75)	(73)	**Capital expenditure and financial investment**	33	**(117)**	(120)
136	(27)	**Acquisitions and disposals**	34	**212**	(45)
(45)	(24)	**Equity dividends paid**		**(71)**	(38)
189	(22)	**Net cash inflow/(outflow) before use of liquid resources and financing**		**294**	(34)
217	2	– continuing activities		**338**	4
(28)	(24)	– discontinued activities		**(44)**	(38)
(215)		**Management of liquid resources**		**(335)**	
		Financing			
65	2	New long-term loans		**102**	3
	6	New short-term loans			10
(41)	(30)	Repayment of long-term loans		**(64)**	(49)
(3)	(19)	Repayment of short-term loans		**(5)**	(31)
21	(41)			**33**	(67)
5	2	Issue of ordinary share capital		**8**	3
26	(39)	**Net cash inflow/(outflow) from financing**		**41**	(64)
-	(61)	**Increase/(decrease) in cash in the year**		**-**	(98)
4	(31)	– continuing activities		**7**	(51)
(4)	(30)	– discontinued activities		**(7)**	(47)

Statement of total consolidated recognised gains and losses

For the year ended 30 September

2000 £m	1999 £m		2000 $m	1999 $m
147	64	Profit/(loss) for the year – Group	230	104
	16	– Associates	(1)	26
	(4)	Dilution of the Group's interest in Ashanti		(6)
	9	Group share of equity issued by Ashanti		15
65	9	Exchange adjustments – Group		
6	4	– Associates		
218	98	Total recognised gains relating to the year	229	139

There are no exchange adjustments in the US dollar figures for 2000 as the figures are prepared utilising the US dollar as the functional currency. The equivalent sterling figures include the translation adjustment from US dollars to sterling on the opening equity amounts and the difference between the average and closing exchange rates on the profits for the year.

Reconciliation of movement in equity interests

For the year ended 30 September

2000 £m	1999 £m		2000 $m	1999 $m
218	98	Total recognised gains relating to the year	229	139
(62)	(29)	Dividends	(90)	(46)
156	69	Retained profit for the year	139	93
(8)		Negative goodwill realised on sale of subsidiaries	(13)	
108		Shares issued on conversion of bonds	163	
5	2	Shares issued on exercise of share options	8	3
	(3)	Other items	1	(4)
261	68	Net increase in equity interests in the year	298	92
445	377	Equity interests at 1 October	733	641
706	445	Equity interests at 30 September	1,031	733

Consolidated historical cost profits

For the year ended 30 September

2000 £m	1999 £m		2000 $m	1999 $m
255	115	Reported profit before taxation	**398**	188
1	1	Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
256	116	Historical cost profit before taxation	**400**	190
86	52	Historical cost retained profit for the year	**141**	86

Lonmin Plc company balance sheet

As at 30 September

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
		Fixed assets		
		Investments:		
553	265	Subsidiaries	**806**	435
4	4	Other investments	**5**	7
557	269		**811**	442
557	269		**811**	442
		Current assets		
336	516	Debtors	**490**	847
1		Investments	**1**	
237	44	Cash and short-term deposits	**346**	72
574	560		**837**	919
(414)	(254)	**Creditors:** amounts falling due within one year	**(601)**	(415)
160	306	**Net current assets**	**236**	504
717	575	**Total assets less current liabilities**	**1,047**	946
		Capital and reserves		
178	160	Called up share capital	**259**	262
284	189	Share premium account	**414**	310
111	189	Other reserves	**162**	313
144	37	Profit and loss account	**212**	61
717	575		**1,047**	946

The notes to the Lonmin Plc company balance sheet can be found on pages 48 to 50.

The 1999 figures have been restated to reclassify all long-term intercompany balances within net current assets.

The financial statements were approved by the Board of Directors on 27 November 2000 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Statement on accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards.

Following the disposal of most of the non-mining businesses, the Group's earnings stream is primarily US dollars. The Group's principal functional currency is now the US dollar. The Group has also adopted the US dollar as its reporting currency with effect from 1 October 1998. Sterling equivalent figures are also shown to provide additional assistance to shareholders.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Application of new accounting standards

The Group has adopted FRS 15 "Tangible fixed assets" and FRS 16 "Current Tax" but these have no effect on the results for the period nor on amounts disclosed for prior periods.

Basis of consolidation

The Group financial statements consist of the results, assets and liabilities of the Company and its subsidiaries. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale.

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group actually exercises a significant influence. The Group participates in commercial and financial policy decisions of an associate through representation on its Board.

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the cost of acquisition differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. No purchased goodwill arose during 2000.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Other investments

Fixed asset investments are stated at cost less provisions for impairments or at Directors' valuations. The Group's investment in Ashanti is no longer accounted for as an associate but is shown as a fixed asset investment and in future only dividends received will be treated as part of the continuing operations of the Group. It is stated at Directors' valuation. The 1999 figures, which show Ashanti as an associate, have been restated to reflect the Ashanti numbers within discontinued operations.

Statement on accounting policies

Foreign currencies

The Group's functional currency is primarily the US dollar. The reporting currency of the Group is also the US dollar.

Subsidiaries that keep their accounts in currencies other than their functional currency translate them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

Where the functional currency is not the US dollar, the results and assets and liabilities are consolidated by the net investment method. In such cases, profit and loss items are translated into US dollars at weighted average exchange rates, except material exceptional items which are translated at the exchange rate at the date of the transaction.

Sterling equivalents are presented to provide information to shareholders and are derived from the US dollar amounts by translating profit and loss items at average exchange rates and balance sheet items at closing exchange rates.

The principal US dollar exchange rates used are as follows:

	2000	1999
Average exchange rates		
Sterling	**0.64**	0.61
SA rand	**6.60**	6.02
Zimbabwe dollar	**40.44**	37.92
Closing exchange rates		
Sterling	**0.69**	0.61
SA rand	**7.23**	6.04
Zimbabwe dollar	**52.47**	38.20

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

(a) Replacement exploration

This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

(b) Expansion and new opportunities exploration

Within or adjacent to a producing unit:

These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point the historical costs are reversed to capital and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:

These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point historical costs are reversed to capital. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Tangible fixed assets
Tangible fixed assets are recorded at cost or valuation, which will not be updated under the transitional arrangements of FRS 15 "Tangible Fixed Assets", less depreciation. Depreciation is provided, on a straight line basis, to amortise the assets over the estimated useful economic lives of the specific assets concerned or the life of the mine, if shorter, to residual value.

The major fixed assets are depreciated as follows:

Buildings	2 per cent – 10 per cent per annum
Mining assets	4 per cent – 27 per cent per annum
Equipment	5 per cent – 50 per cent per annum

No depreciation is provided on freehold land, surface mining land which has a continuing value, hotel property which is freehold or held on lease for a term exceeding 50 years unexpired and capital work in progress.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases
Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest
Tangible fixed assets include directly attributable finance costs in accordance with FRS 15.

Stocks
Stocks are stated at the lower of cost (which includes an appropriate proportion of production overheads) and net realisable value. Platinum metal stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Deferred tax
Provision is made for deferred tax only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Pension costs and other post retirement benefits
The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working life of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working life of employees in the scheme.

Certain Group companies provide post retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Rehabilitation costs
Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. With effect from the 1999 accounts, such costs are provided for in accordance with FRS 12 and are capitalised and amortised over the life of the mine concerned.

Notes to the accounts

1 Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned.

Turnover is analysed by activity and geographical area below:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
450	248	Platinum	**703**	404
35	33	Gold	**54**	54
485	281	**Continuing operations**	**757**	458
124	269	Discontinued operations	**194**	438
609	550		**951**	896
450	248	South Africa	**703**	404
35	33	Zimbabwe	**54**	54
485	281	**Continuing operations**	**757**	458
124	269	Discontinued operations	**194**	438
609	550		**951**	896

Turnover by destination is analysed by geographical area below:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
180	83	The Americas	**282**	136
143	94	Asia and other	**222**	153
111	60	Europe	**173**	97
38	36	Zimbabwe	**60**	58
13	8	South Africa	**20**	14
485	281	**Continuing operations**	**757**	458
124	269	Discontinued operations	**194**	438
609	550		**951**	896

2 EBITDA

Earnings before interest, tax, depreciation and amortisation (EBITDA) is analysed by activity and geographical area below:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
272	94	Platinum	**425**	154
	10	Gold		17
(2)	2	Other	**(2)**	3
(7)	(6)	Central costs	**(11)**	(11)
263	100	**Continuing operations**	**412**	163
11	46	Discontinued operations	**17**	76
274	146		**429**	239
264	90	South Africa	**412**	147
	10	Zimbabwe		17
6	6	Europe	**11**	10
(7)	(6)	Central costs	**(11)**	(11)
263	100	**Continuing operations**	**412**	163
11	46	Discontinued operations	**17**	76
274	146		**429**	239

3 Group operating profit

Group operating profit is arrived at as follows:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
609	550	**Turnover**	**951**	896
485	281	**Continuing**	**757**	458
124	269	Discontinued	**194**	438
(301)	(328)	Cost of sales	**(469)**	(534)
(218)	(178)	Continuing	**(340)**	(290)
(83)	(150)	Discontinued	**(129)**	(244)
308	222	Gross profit	**482**	362
267	103	Continuing	**417**	168
41	119	Discontinued	**65**	194
(30)	(54)	Distribution costs	**(47)**	(87)
(3)	(2)	Continuing	**(5)**	(4)
(27)	(52)	Discontinued	**(42)**	(83)
(42)	(66)	Administration expenses	**(66)**	(107)
(27)	(24)	Continuing	**(42)**	(37)
(15)	(42)	Discontinued	**(24)**	(70)
10	10	Other operating income	**16**	15
6	6	Continuing	**10**	8
4	4	Discontinued	**6**	7
246	112	**Group operating profit**	**385**	183
243	83	**Continuing**	**380**	135
3	29	Discontinued	**5**	48

Group operating profit is analysed by activity and geographical area below:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
254	79	Platinum	**397**	129
(2)	8	Gold	**(4)**	14
(2)	2	Other	**(2)**	3
(7)	(6)	Central costs	**(11)**	(11)
243	83	**Continuing operations**	**380**	135
3	29	Discontinued operations	**5**	48
246	112		**385**	183
246	75	South Africa	**384**	122
(2)	8	Zimbabwe	**(4)**	14
6	6	Europe	**11**	10
(7)	(6)	Central costs	**(11)**	(11)
243	83	**Continuing operations**	**380**	135
3	29	Discontinued operations	**5**	48
246	112		**385**	183

Notes to the accounts

4 Profit before taxation

Profit before taxation is analysed by activity and geographical area below:

2000 £m	1999 Restated £m		Note	2000 $m	1999 Restated $m
252	77	Platinum		**394**	125
(3)	8	Gold		**(5)**	13
(2)	2	Other		**(2)**	3
(7)	(6)	Central costs		**(11)**	(11)
10	(2)	Central interest and similar items		**16**	(3)
250	79	**Continuing operations**		**392**	127
3	37	Discontinued operations		**3**	63
253	116			**395**	190
2	(1)	Exceptional items	7	**3**	(2)
255	115	Profit before taxation		**398**	188
244	73	South Africa		**381**	118
(3)	8	Zimbabwe		**(5)**	13
6	6	Europe		**11**	10
(7)	(6)	Central costs		**(11)**	(11)
10	(2)	Central interest and similar items		**16**	(3)
250	79	**Continuing operations**		**392**	127
3	37	Discontinued operations		**3**	63
253	116			**395**	190
2	(1)	Exceptional items	7	**3**	(2)
255	115	Profit before taxation		**398**	188

Profit before taxation is stated after charging:

2000 £m	1999 £m		2000 $m	1999 $m
1	3	Research expenditure	**2**	5
1		Operating lease charges – land and buildings	**1**	1
27	34	Depreciation – owned tangible assets	**43**	56
1		– finance leased tangible assets	**1**	

Auditors' remuneration amounted to $0.5 million (£0.3 million) in 2000 (1999 – $0.7 million (£0.4 million)) including the Company $0.2 million (£0.1 million) (1999 – $0.2 million (£0.1 million)). Other professional fees paid to KPMG Audit Plc (and its associates) in the United Kingdom amounted to $0.4 million (£0.3 million) in 2000 (1999 – $0.1 million (£0.1 million)) including the Company $0.4 million (£0.3 million) (1999 – $0.1 million (£0.1 million)). Other professional fees paid to KPMG overseas amounted to $0.4 million (£0.3 million) (1999 – $1.3 million) (£0.8 million)).

5 Employees

The average number of employees during the year was as follows:

	2000 No.	1999 Restated No.
South Africa	**18,999**	18,541
Zimbabwe	**5,005**	5,489
Europe	**28**	32
Continuing operations	**24,032**	24,062
Discontinued operations	**7,019**	7,965
	31,051	32,027

The aggregate payroll costs of these employees were as follows:

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
110	126	Wages and salaries	**170**	206
84	75	Continuing operations	**130**	122
26	51	Discontinued operations	**40**	84
5	5	Social security costs	**8**	8
4	4	Continuing operations	**6**	6
1	1	Discontinued operations	**2**	2
9	8	Other pension costs	**14**	12
6	4	Continuing operations	**10**	6
3	4	Discontinued operations	**4**	6
124	139		**192**	226
94	83	**Continuing operations**	**146**	134
30	56	Discontinued operations	**46**	92

1.6	1.5	Total Directors' emoluments	**2.5**	2.4
0.5	0.5	Emoluments of the highest paid Director	**0.8**	0.8
0.3	0.7	Payments in lieu of notice	**0.5**	1.1

Full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' Report on Remuneration on pages 10 to 15.

6 Net interest receivable/(payable) and similar items

2000 £m	1999 £m		2000 $m	1999 $m
(14)	(16)	On bank loans and overdrafts wholly repayable within five years	**(21)**	(27)
(4)	(8)	On other loans	**(6)**	(11)
		On finance leases	**(1)**	
	(1)	Discounting on provisions	**(1)**	(2)
(18)	(25)		**(29)**	(40)
	(4)	Share of interest of associates		(6)
(18)	(29)		**(29)**	(46)
9	5	Interest receivable	**15**	8
16	6	Exchange differences on net debt	**25**	10
7	(18)		**11**	(28)

Notes to the accounts

7 Exceptional items

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
		Profit on sale of fixed assets		
7		Continuing operations	**10**	
		Sale or termination of operations		
	(2)	– Write down of gold and anthracite operations		(4)
(6)		– Loss on the sale of Bahamas Hotels	**(9)**	
7		– Profit on the sale of Duiker Mining	**11**	
(6)		– Other losses	**(9)**	
(5)	(2)	**Loss on sale or termination of operations**	**(7)**	(4)
		Continuing operations		
(5)	(2)	Discontinued operations	**(7)**	(4)
	1	**Share of exceptional profit of associate**		2
2	(1)	**Net exceptional items before taxation and minority interests**	**3**	(2)
7		Continuing operations	**10**	
(5)	(1)	Discontinued operations	**(7)**	(2)
		Taxation	**(1)**	1
	1	**Minority interests**		1
2		**Net exceptional items**	**2**	
7		**Continuing operations**	**9**	
(5)		Discontinued operations	**(7)**	

8 Tax on profit on ordinary activities

2000 £m	1999 £m		2000 $m	1999 $m
		United Kingdom:		
	5	Corporation tax at 30% (1999 – 30.5%)		8
(3)	(4)	Advance Corporation Tax	**(5)**	(7)
	(1)	Relief for Overseas Tax		(1)
(3)	–		**(5)**	–
58	13	Overseas tax for the year	**90**	22
	(3)	Prior year adjustments		(5)
55	10	Tax on profit on ordinary activities before exceptional items	**85**	17
		Tax on exceptional items	**1**	(1)
55	10		**86**	16

The charge for tax has been reduced by $72 million (£46 million) (1999 – $41 million (£25 million)) in respect of accelerated tax allowances in excess of depreciation and other timing differences.

9 Dividends

2000 £m	1999 £m		2000 $m	1999 $m
16	12	Interim 9.3p/14.0c (1999 – 7.5p/12.1c) per share	**25**	19
46	17	Final 25.7p/36.0c (1999 – 10.4p/17.0c) per share	**65**	27
62	29		**90**	46

At the year end, the Group had surplus ACT of $105 million (£72 million) carried forward and available for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT" which must be set-off prior to utilisation of surplus ACT amounts to $41 million (£28 million).

10 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders amounting to $229 million (£147 million) (1999 – $130 million (£80 million)) using a weighted average of 164,527,428 ordinary shares (1999 – 159,325,714 ordinary shares).

Earnings per share excluding exceptional items from continuing operations has been calculated on the pre-exceptional profit attributable to shareholders amounting to $223 million (£142 million) (1999 – $85 million (£53 million)) using the same weighted average number of ordinary shares as above. The pre-exceptional attributable profit from continuing operations is calculated as follows:

2000 £m	1999 £m		2000 $m	1999 $m
147	80	Profit for the year	**229**	130
2	(27)	Discontinued operations loss/(profit) for the year	**3**	(45)
149	53	Profit for the year – continuing operations	**232**	85
(7)		Profit on sale of fixed assets – continuing operations	**(10)**	
		Tax on profit on sale of fixed assets – continuing operations	**1**	
142	53	Pre-exceptional profit for the year – continuing operations	**223**	85

Diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by the dilutive outstanding share options and the convertible bonds for that part of the year prior to their conversion in July 2000. These adjustments give rise to an increase in the weighted average number of ordinary shares in issue of 14,506,651 (1999 – 18,405,976) and an increase in the attributable profit of $6 million (£4 million) (1999 – $7 million (£4 million)) arising from the post tax interest saving which would arise had the bonds been converted at the start of the year.

11 Tangible assets

Group	Freehold land and buildings $m	Mining assets $m	Plant, machinery, fixtures and equipment $m	Capital work in progress $m	Total $m
Cost or valuation:					
At 30 September 1999	34	1,188	84	11	1,317
Additions		128	4	2	134
Disposals		(5)	(5)		(10)
Subsidiaries sold	(34)	(456)	(64)		(554)
Amounts written off				(9)	(9)
Transfers between accounts			2	(2)	
At 30 September 2000		**855**	**21**	**2**	**878**
Depreciation:					
At 30 September 1999		203	65		268
Charge for the year		40	4		44
Disposals			(4)		(4)
Subsidiaries sold		(84)	(56)		(140)
At 30 September 2000		**159**	**9**		**168**
Net book value:					
At 30 September 2000		**696**	**12**	**2**	**710**
At 30 September 1999	34	985	19	11	1,049

Notes to the accounts

11 Tangible assets continued

Group	Freehold land and buildings £m	Mining assets £m	Plant, machinery, fixtures and equipment £m	Capital work in progress £m	Total £m
Cost or valuation:					
At 30 September 1999	20	723	52	7	802
Additions		82	3	1	86
Disposals		(3)	(3)		(6)
Subsidiaries sold	(22)	(292)	(41)		(355)
Amounts written off				(6)	(6)
Exchange differences	2	76	3		81
Transfers between accounts			1	(1)	
At 30 September 2000		**586**	**15**	**1**	**602**
Depreciation:					
At 30 September 1999		123	40		163
Charge for the year		26	2		28
Disposals			(3)		(3)
Subsidiaries sold		(54)	(36)		(90)
Exchange differences		14	3		17
At 30 September 2000		**109**	**6**		**115**
Net book value:					
At 30 September 2000		**477**	**9**	**1**	**487**
At 30 September 1999	20	600	12	7	639

Included in mining assets are leased assets with a cost of $7 million (£5 million) (1999 $nil (£nil)) and a net book value of $6 million (£4 million) (1999 $nil (£nil)).

Cost or valuation of tangible assets includes $55 million (£38 million) (1999 – $55 million (£33 million)) in respect of capitalised interest. Interest capitalised during the year is not material (1999 – $2 million (£1 million)).

In accordance with the Group accounting policies no depreciation has been provided on the following assets having a book value of:

	$m	£m
Surface mining land	6	4
At 30 September 2000	**6**	**4**
At 30 September 1999	108	66

Tangible fixed assets are stated at cost to the Group with the exception of certain mining assets which are included at valuation as follows:

	2000 $m	1999 $m
Net book value:		
Professionally valued in 1986	**85**	91
At cost	**611**	894
	696	985

	2000 £m	1999 £m
Net book value:		
Professionally valued in 1986	**58**	53
At cost	**419**	547
	477	600

12 Associates

Group	Associates at cost $m	Goodwill written off $m	Post-acquisition reserves $m	Total $m
At 30 September 1999	39	(15)	216	240
Undistributed loss			(1)	(1)
Transfer of Ashanti to fixed asset investments	(15)	15	(200)	(200)
Net funding provided to Douglas Tavistock	4			4
Associate in subsidiary sold	(28)		(15)	(43)
At 30 September 2000				

Group	£m	£m	£m	£m
At 30 September 1999	24	(9)	131	146
Undistributed loss				
Transfer of Ashanti to fixed asset investments	(9)	9	(128)	(128)
Exchange differences			6	6
Net funding to Douglas Tavistock	3			3
Associate in subsidiary sold	(18)		(9)	(27)
At 30 September 2000				

1999 £m		1999 $m
	The net assets of associates comprise:	
24	Cost or valuation	39
(9)	Goodwill written off	(15)
131	Post-acquisition reserves	216
146		240

1999 £m		1999 $m
	Net cost of associates shown above:	
–	Listed on the London and overseas stock exchanges	–
15	Unlisted	24
15		24

The net cost of associates listed on the London and overseas stock exchanges in 1999 was less than $1 million (£1 million).

1999 £m		1999 $m
	Value at 30 September:	
123	Listed (market value) – Ashanti	202
15	Unlisted (Directors' valuations)	24

Notes to the accounts

12 Associates continued

The Group's share of turnover, results and net assets of Ashanti for 1999 can be analysed as follows:

1999 £m		1999 $m
118	Share of turnover	192
13	Share of profit after exceptional items before and after taxation	22
253	Share of fixed assets	416
49	Share of current assets	81
(62)	Share of liabilities due within one year	(103)
(118)	Share of liabilities due after more than one year	(194)
122	Share of net assets	200

13 Fixed asset investments

Group	Investments $m	Loans $m	Provisions $m	Total $m
At 30 September 1999	15	3	(7)	11
Advances		2		2
Transfer of Ashanti from associates	200			200
Transfer to loans receivable falling due within one year		(1)		(1)
Disposals	(8)	(3)	7	(4)
Provided for in the year			(2)	(2)
At 30 September 2000	**207**	**1**	**(2)**	**206**

Group	£m	£m	£m	£m
At 30 September 1999	9	2	(5)	6
Advances		1		1
Transfer of Ashanti from associates	128			128
Transfer to loans receivable falling due within one year		(1)		(1)
Disposals	(5)	(2)	4	(3)
Provided for in the year			(1)	(1)
Exchange differences	10		1	11
At 30 September 2000	**142**		**(1)**	**141**

2000 £m	1999 £m		**2000 $m**	1999 $m
		Net book value of investments shown above:		
137		Listed on the London and overseas stock exchanges	**200**	
4	4	Unlisted	**5**	8
141	4		**205**	8
		Value at 30 September:		
64		Listed (market value) – Ashanti	**93**	
4	4	Unlisted (Directors' valuations)	**5**	8

The principal activity of Ashanti, (incorporated in Ghana), is gold mining.

The Group's direct interest in the ordinary share capital of Ashanti is 32 per cent.

The aggregate amount of the capital and reserves of Ashanti as at 31 December 1999, being the date of the latest available Annual Report and Accounts, was $391 million and its loss for that year was $184 million.

14 Stocks

2000 £m	1999 £m	Group	2000 $m	1999 $m
7	10	Raw materials and consumables	**9**	16
8	28	Finished goods	**12**	47
15	38		**21**	63

15 Debtors

2000 £m	1999 £m	Group	2000 $m	1999 $m
		Amounts falling due within one year:		
64	51	Trade debtors	**94**	84
1	1	Loans receivable	**1**	1
11	14	Other debtors	**17**	23
1	2	Prepayments and accrued income	**1**	3
77	68		**113**	111

16 Current asset investments

2000 £m	1999 £m	Group	2000 $m	1999 $m
1	17	Unlisted	**2**	27

Unlisted investments include $1 million (£1 million) (1999 – $26 million (£16 million)) held in trust to fund future environmental obligations.

17 Creditors

2000 £m	1999 £m	Group	2000 $m	1999 $m
		Amounts falling due within one year:		
	2	Bank loans and overdrafts – secured		3
8	13	– unsecured	**11**	21
1		Current loan instalments – secured	**1**	
		– unsecured		1
	2	Payments received on account		3
19	46	Trade creditors	**28**	76
55	6	Corporate taxation	**81**	11
1	2	Indirect taxation and social security	**1**	2
6	43	Other creditors	**9**	70
31	21	Accruals	**46**	34
46	29	Dividends	**65**	46
167	164		**242**	267

18 Creditors

2000 £m	1999 £m	Group	2000 $m	1999 $m
		Amounts falling due after more than one year:		
	106	Loans (note 19) – convertible debt		175
3	5	– other secured	**5**	8
	61	– other unsecured		99
2	2	Corporate taxation	**3**	3
	2	Other creditors		4
5	176		**8**	289

Notes to the accounts

19 Loans

2000 £m	1999 £m	Group	2000 $m	1999 $m
		Long-term loans:		
	47	Unsecured sterling 8% guaranteed convertible bonds due 2006		78
	8	Other unsecured loans		13
		Short-term loans:		
	59	Unsecured sterling 6% guaranteed convertible bonds due 2004		97
4	5	Other loans – secured	6	8
	53	– unsecured		87
4	172		6	283
(1)		Deduct instalments repayable within one year (note 17)	(1)	(1)
3	172		5	282

The convertible bonds outstanding in 1999 were converted into ordinary shares in July 2000.

The 1999 amounts are shown after deducting issue expenses, in accordance with FRS 4.

Loans are repayable over the following periods:

2000 £m	1999 £m	Secured:	2000 $m	1999 $m
1		Between one and two years	1	
2	5	Between two and five years	4	8
3	5		5	8
		Unsecured:		
	11	Between one and two years		18
	102	Between two and five years		167
		Over five years:		
	6	– by instalments		11
	48	– otherwise		78
	167			274

The secured loans in 2000 relate to outstanding finance lease obligations.

20 Financial risk management

The Group's approach to managing financial risk is described in the Financial Review on page 3.

20a Interest rate risk

	2000	1999				
	At floating interest rates	At fixed interest rates	At floating interest rates	Total	Weighted average interest rates	Weighted average period for which rates are fixed
	$m	$m	$m	$m	%	Years
Financial liabilities						
US dollar			67	67		
SA rand	**6**		59	59		
Zimbabwe dollar	**11**		6	6		
Sterling		175	2	177	6.9	5.6
	17	175	134	309		
	£m	£m	£m	£m		
Financial liabilities						
US dollar			41	41		
SA rand	**4**		36	36		
Zimbabwe dollar	**8**		4	4		
Sterling		106	1	107	6.9	5.6
	12	106	82	188		

2000 £m	1999 £m		2000 $m	1999 $m
		The financial liabilities of the Group comprise:		
12	187	Total borrowings	**17**	307
	1	Other creditors falling due after more than one year		2
12	188		**17**	309

Floating rate financial liabilities comprise bank borrowings and overdrafts bearing interest at commercial rates and a finance lease obligation outstanding in South Africa.

	2000	1999		
	At floating interest rates	At floating interest rates	Interest free	Total
	$m	$m	$m	$m
Financial assets				
US dollar	**370**	40	3	43
SA rand	**9**	30		30
Sterling	**63**	65		65
	442	135	3	138
	£m	£m	£m	£m
Financial assets				
US dollar	**253**	24	2	26
SA rand	**6**	18		18
Sterling	**43**	40		40
	302	82	2	84

Notes to the accounts

20 Financial risk management continued

20a Interest rate risk continued

2000 £m	1999 £m		2000 $m	1999 $m
		The financial assets of the Group comprise:		
300	67	Cash and short-term deposits	**439**	110
1	17	Current asset investments	**2**	27
1	1	Short-term loans receivable	**1**	1
302	85		**442**	138

Floating rate financial assets comprise mainly bank deposits bearing interest at commercial rates.

20b Currency exposures

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currencies. Foreign exchange differences on retranslation of such assets and liabilites are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)							
	2000				1999			
	SA rand $m	**Sterling $m**	**Zimbabwe $ $m**	**Total $m**	SA rand $m	Sterling $m	Zimbabwe $ $m	Total $m
Functional currency of Group operation:								
US dollar	**3**	**63**	**(11)**	**55**	(29)	(116)	(6)	(151)
Sterling						4		4
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Functional currency of Group operation:								
US dollar	**2**	**43**	**(8)**	**37**	(18)	(70)	(4)	(92)
Sterling						3		3

The SA rand net monetary assets principally comprise bank deposits and an outstanding finance lease obligation. The sterling net monetary assets principally comprise bank deposits held for the payment of the equity dividend. The Zimbabwe dollar net monetary liabilities comprise borrowings to finance the gold operations.

20c Maturity of financial liabilities

2000 £m	1999 £m		2000 $m	1999 $m
9	15	In one year or less, or on demand	**12**	25
1	11	In more than one year but not more than two years	**1**	18
2	108	In more than two years but not more than five years	**4**	176
	54	In more than five years		90
12	188		**17**	309

20d Undrawn committed borrowing facilities

2000 £m	1999 £m		2000 $m	1999 $m
12	39	Expiring in one year or less	**17**	65
80		Expiring in more than one year but not more than two years	**117**	
65	58	Expiring in more than two years	**95**	94
157	97		**229**	159

20 Financial risk management continued

20e Fair value of financial instruments

2000		1999			2000		1999	
Book value £m	**Fair value £m**	Book value £m	Fair value £m		**Book value $m**	**Fair value $m**	Book value $m	Fair value $m
300	**300**	67	67	Cash and short-term deposits	**439**	**439**	110	110
1	**1**	17	21	Current asset investments	**2**	**2**	27	33
1	**1**	1	1	Short-term loans receivable	**1**	**1**	1	1
(9)	**(9)**	(15)	(15)	Borrowings falling due within one year	**(12)**	**(12)**	(25)	(25)
		(106)	(112)	Sterling convertible bonds			(175)	(184)
(3)	**(3)**	(66)	(66)	Other borrowings falling due after more than one year	**(5)**	**(5)**	(107)	(107)
		(1)	(1)	Other creditors falling due after more than one year			(2)	(2)
290	**290**	(103)	(105)		**425**	**425**	(171)	(174)

21 Provisions for liabilities and charges

Group	Site rehabilitation $m	Post-retirement medical benefits $m	Total $m
At 30 September 1999	56	11	67
(Credit)/charge for the year	(1)	1	
Discounting	1		1
Exchange differences	(6)		(6)
Utilisation	(6)	(3)	(9)
Subsidiaries sold	(37)	(5)	(42)
At 30 September 2000	**7**	**4**	**11**

Group	£m	£m	£m
At 30 September 1999	34	7	41
(Credit)/charge for the year		1	1
Discounting			
Exchange differences	(1)		(1)
Utilisation	(4)	(2)	(6)
Subsidiaries sold	(24)	(4)	(28)
At 30 September 2000	**5**	**2**	**7**

Provision is made for deferred taxation which is anticipated to be payable within the forseeable future. The actual liability for deferred taxation at 30 September 2000 is $nil (£nil) (1999 – $nil (£nil)).

The full potential liability for deferred taxation comprises excess taxation allowances over depreciation provisions of $140 million (£96 million) (1999 – $168 million (£103 million)).

An amount of $105 million (£72 million) (1999 – $119 million (£72 million)) of surplus Advance Corporation Tax is available for set-off against future United Kingdom corporation tax liabilities.

Notes to the accounts

22 Contingent liabilities

2000 £m	1999 £m	Group	2000 $m	1999 $m
6	3	Third party guarantees	8	5

There are no material contingent liabilities in respect of litigation.

23 Net non-interest bearing operating assets/(liabilities)

Group net non-interest bearing operating assets/(liabilities) and associates' net assets by activity and geographical area are analysed below:

	2000 Group $m	2000 Associates $m	2000 Total $m	1999 Group $m	1999 Associates $m	1999 Total $m
Platinum	654		654	583		583
Gold	222		222	21		21
Central finance	(7)		(7)	(3)		(3)
Discontinued operations	2		2	386	240	626
	871		871	987	240	1,227
Net interest bearing assets/(liabilities)			424			(193)
Proposed dividends			(65)			(46)
Net total assets			1,230			988
South Africa	655		655	584		584
Zimbabwe and Ghana	222		222	21		21
Europe	(1)		(1)	(1)		(1)
Central finance	(7)		(7)	(3)		(3)
Discontinued operations	2		2	386	240	626
	871		871	987	240	1,227
Net interest bearing assets/(liabilities)			424			(193)
Proposed dividends			(65)			(46)
Net total assets			1,230			988

23 Net non-interest bearing operating assets/(liabilities) continued

	2000 Group £m	2000 Associates £m	2000 Total £m	1999 Group £m	1999 Associates £m	1999 Total £m
Platinum	**450**		**450**	355		355
Gold	**152**		**152**	13		13
Central finance	**(4)**		**(4)**	(2)		(2)
Discontinued operations	**1**		**1**	234	146	380
	599		**599**	600	146	746
Net interest bearing assets/(liabilities)			**289**			(117)
Proposed dividends			**(46)**			(29)
Net total assets			**842**			600

	2000 Group £m	2000 Associates £m	2000 Total £m	1999 Group £m	1999 Associates £m	1999 Total £m
South Africa	**451**		**451**	356		356
Zimbabwe and Ghana	**152**		**152**	13		13
Europe	**(1)**		**(1)**	(1)		(1)
Central finance	**(4)**		**(4)**	(2)		(2)
Discontinued operations	**1**		**1**	234	146	380
	599		**599**	600	146	746
Net interest bearing assets/(liabilities)			**289**			(117)
Proposed dividends			**(46)**			(29)
Net total assets			**842**			600

2000 £m	1999 £m		2000 $m	1999 $m
		Net interest bearing assets/(liabilities) comprise the following:		
288	(120)	Net cash/(borrowings)	**422**	(197)
1	3	Loans receivable	**2**	4
289	(117)		**424**	(193)

24 Called up share capital and share premium account

2000 £m	1999 £m			2000 $m	1999 $m
		Authorised			
301	301	300,875,000	Ordinary shares of £1 each	**439**	494
		Issued			
178	160	177,872,464	Ordinary shares of £1 each, fully paid	**259**	262

Paid up amount £m	Share premium £m	Issued		Paid up amount $m	Share premium $m
160	189	159,610,804	At 30 September 1999	262	310
			(i) The exercise of options under:		
1	4	1,472,273	The Lonmin Executive Share Option Schemes	2	6
			(at prices ranging from 241p to 767.8p per share)		
		50,523	The Lonmin Savings Related Share Option Schemes		
			(at prices ranging from 193p to 383.1p per share)		
17	91	16,738,864	(ii) Conversion of 6% and 8% Guaranteed Convertible Bonds	25	138
			Exchange differences	(30)	(40)
178	**284**	**177,872,464**	**At 30 September 2000**	**259**	**414**

During July 2000, all the Convertible Bonds were converted into 16,738,864 Ordinary shares of £1 each of the Company.

Notes to the accounts

25 Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 are normally subject to the attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FTSE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices, for options granted from 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FTSE Actuaries All Share Index and Mining Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 820,000 shares of the Company at a subscription price of 668.5 pence under The Lonmin Overseas and Associate Share Option Scheme 1994 and over 15,325 shares of the Company at a subscription price of 534.8 pence under The Lonmin Savings Related Share Option Scheme 1994.

At 30 September 2000, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m	Normal exercise period
The Executive Schemes			7 year periods expiring on dates between –
The Lonmin Share Option Scheme 1984	21,609 (241p – 767.8p)	0.1	8.8.2001 and 1.7.2003
The Lonmin Overseas and Associate Share Option Scheme	74,911 (241p – 767.8p)	0.4	8.8.2001 and 1.7.2003
The Lonmin Share Option Scheme 1994	158,210 (250p – 490p)	0.5	20.7.2004 and 28.8.2008
The Lonmin Overseas and Associate Share Option Scheme 1994	2,956,599 (250p – 668.5p)	11.1	20.7.2004 and 8.6.2010
The Savings Related Schemes			6 month periods expiring on dates between –
The Lonmin Savings Related Share Option Scheme 1994	96,869 (216p – 534.8p)	0.3	1.9.2002 and 31.1.2008
The Lonmin Overseas and Associate Savings Related Share Option Scheme	1,944 (383.1p)	0.01	25.9.2000 and 25.3.2001
	3,310,142	12.4	

Note:

182 individuals held options under the share option schemes. 29 held options under the Savings Related Schemes and 164 held options under the Executive Schemes.

26 Reserves

Group	Revaluation reserve $m	Other reserves $m	Profit and loss account $m
At 30 September 1999	19	(70)	212
Profit for the financial year			229
Dividends			(90)
Negative goodwill realised on disposal of Duiker		(13)	
Transfers	(1)		1
Exchange differences		70	
Other items		1	
At 30 September 2000	**18**	**(12)**	**352**
Associates' reserves included in the above are:			
At 30 September 1999		180	35
Share of losses retained by associate			(1)
Associate in subsidiary sold			(15)
Transfer of Ashanti to fixed asset investment		(180)	(20)
Other items			1
At 30 September 2000			

Group	£m	£m	£m
At 30 September 1999	11	(42)	127
Profit for the financial year			147
Dividends			(62)
Negative goodwill realised on disposal of Duiker		(8)	
Transfers	(1)		1
Exchange differences	2	42	27
Other items			
At 30 September 2000	**12**	**(8)**	**240**
Associates' reserves included in the above are:			
At 30 September 1999		109	21
Share of losses retained by associate			
Associate in subsidiary sold			(9)
Transfer of Ashanti to fixed asset investment		(115)	(13)
Exchange differences		6	
Other			1
At 30 September 2000			

Cumulative goodwill written off on acquisition of subsidiaries acquired since 23 December 1989 amounts to $7 million (£5 million) (1999 – $17 million (£10 million)). Cumulative goodwill written off on subsidiaries acquired prior to 23 December 1989 has not been disclosed as the information cannot be obtained without unreasonable expense and delay.

27 Minority interests

Minority interests includes proposed dividends amounting to $15 million (£10 million) (1999 – $5 million (£3 million)).

Notes to the accounts

28 Pension costs

The Group operates a variety of pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $14 million (£9 million) (1999 – $12 million (£8 million)), of which $14 million (£9 million) (1999 – $12 million (£7 million)) related to overseas schemes.

In the United Kingdom, the schemes are all of a defined benefit nature and the pension costs relating to these schemes have been assessed in accordance with the advice of qualified actuaries based on valuations conducted on 1 October 1999 and 6 April 1999. At the dates of the latest actuarial valuations the market value of United Kingdom scheme assets, in aggregate, was $278 million (£190 million). Assets of the pension schemes were sufficient to cover 109 per cent of the benefits accruing to the members. Employer contribution rates in the active United Kingdom schemes would be 22.5 per cent per annum but given the current funding position no employer contributions were made in the year.

The United Kingdom pension charge has been assessed using the methods approved under Statement of Standard Accounting Practice No. 24 with the following principal growth rate assumptions:

Investment return 6–8 per cent per annum

Salary inflation 4–6 per cent per annum

Pension increase 3–5 per cent per annum

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries.

29 Related party transactions

The Lonmin Group's related party transactions are summarised below:

2000 £m	1999 £m		**2000 $m**	1999 $m
5.8	8.5	Funding provided to Douglas Tavistock for capital expenditure	**9.0**	13.9
2.9	7.6	Distributions received from Douglas Tavistock	**4.6**	12.4
	0.1	Provision of finance to associates		0.2
8.4	4.5	Sale of goods to minority shareholder	**13.1**	7.4
2.3		Amounts due to minority shareholder	**3.4**	
0.5		Amounts due from minority shareholder	**0.7**	
1.0	1.2	Refining charges paid to minority shareholder	**1.6**	1.9
1.1	0.8	Management contracts – costs incurred	**1.7**	1.3
1.1	0.8	Management contracts – fees reimbursed	**1.7**	1.3
0.1		Finance facility for housing provision in Zimbabwe	**0.2**	

30 Capital commitments

2000 £m	1999 £m	**Group**	**2000 $m**	1999 $m
19	7	Contracted for but not yet provided	**28**	12

31 Operating leases

The annual commitments of the Group under non-cancellable operating leases were as set out below:

Land and buildings 2000 £m	Land and buildings 1999 £m		Land and buildings 2000 $m	Land and buildings 1999 $m
		Operating leases which expire:		
2	1	Between one and five years	**3**	2
	1	Over five years		1
2	2		**3**	3

32 Net cash flow from operating activities

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
243	83	Group operating profit from continuing operations	**380**	135
20	17	Depreciation charge	**32**	28
3	(2)	Decrease/(increase) in stock	**5**	(5)
(38)	1	(Increase)/decrease in debtors	**(59)**	1
8	(1)	Increase/(decrease) in creditors	**12**	(1)
(4)		Decrease in provisions	**(7)**	
(5)	(2)	Other items	**(9)**	(5)
227	96	**Net cash inflow from continuing operations**	**354**	153
(5)	54	Net cash (outflow)/inflow in respect of discontinued operations	**(8)**	87
222	150	Net cash inflow from operating activities	**346**	240

33 Capital expenditure and financial investment

2000 £m	1999 £m		2000 $m	1999 $m
83	70	Purchase of tangible fixed assets	**130**	114
1	3	Purchase of current asset investments	**1**	5
(6)	(1)	Sale of tangible fixed assets	**(10)**	(1)
3	1	Net funding provided to associates	**4**	1
(4)		Sale of fixed asset investments	**(6)**	
1	1	Advances of loans receivable	**2**	3
(3)	(1)	Repayment of loans receivable	**(4)**	(2)
75	73		**117**	120

34 Acquisitions and disposals

2000 £m	1999 £m		2000 $m	1999 $m
(136)	(18)	Cash received on sale of subsidiaries	**(212)**	(29)
	45	Cash paid on sale of subsidiaries		74
(136)	27		**(212)**	45

Notes to the accounts

35 Reconciliation of net cash flow to movement in net borrowings

2000 £m	1999 £m		**2000 $m**	1999 $m
120	104	Balance at 1 October	**197**	177
–	61	(Increase)/decrease in cash in the year	**–**	98
(215)		Cash outflow from management of liquid resources	**(335)**	
21	(41)	Cash inflow/(outflow) from decrease in financing	**33**	(67)
(83)		Loans disposed of with subsidiaries	**(129)**	
(27)	(4)	Effect of exchange rate movements	**(25)**	(11)
(104)		Conversion of bonds	**(163)**	
(288)	120	Balance at 30 September	**(422)**	197

36 Analysis of net borrowings

	At 1 October 1999 $m	Cash flow $m	Transfers $m	Conversion of bonds $m	Exchange movements $m	**At 30 September 2000 $m**
Cash	(110)	4			2	**(104)**
Liquid resources		(335)				**(335)**
Overdrafts	19	(4)			(4)	**11**
Loans due after one year	283	38	(129)	(163)	(23)	**6**
Loans due within one year	5	(5)				
	197	(302)	(129)	(163)	(25)	**(422)**

	£m	£m	£m	£m	£m	**£m**
Cash	(67)	3			(6)	**(70)**
Liquid resources		(215)			(15)	**(230)**
Overdrafts	12	(3)			(1)	**8**
Loans due after one year	172	24	(83)	(104)	(5)	**4**
Loans due within one year	3	(3)				
	120	(194)	(83)	(104)	(27)	**(288)**

Liquid resources represent cash held in short-term deposit accounts.

37 Sale of subsidiaries

	Bahamas Hotels $m	Duiker Mining $m	FE Wright $m
Net assets sold:			
Tangible fixed assets	38	372	4
Associates		43	
Investments		27	
Stock	3	23	
Debtors		45	10
Cash at bank		13	6
Creditors		(47)	(16)
Loans		(129)	
Provisions		(42)	
	41	305	4
Less: minority interests		(98)	
Group's share of net assets sold	41	207	4
The net inflow of cash in respect of the sale of subsidiaries is as follows:			
Net cash consideration	21	204	4
Cash at bank		(13)	(6)
	21	191	(2)

	£m	£m	£m
Net assets sold:			
Tangible fixed assets	24	238	3
Associates		27	
Investments		17	
Stock	2	15	
Debtors		29	7
Cash at bank		9	4
Creditors		(29)	(11)
Loans		(83)	
Provisions		(28)	
	26	195	3
Less: minority interests		(63)	
Group's share of net assets sold	26	132	3
The net inflow of cash in respect of the sale of subsidiaries is as follows:			
Net cash consideration	13	131	3
Cash at bank		(9)	(4)
	13	122	(1)

The subsidiary undertakings sold during the year had a net operating outflow of $8 million (£5 million), paid $10 million (£6 million) in respect of returns on investment and servicing of finance, tax of $1 million (£1 million) and $25 million (£16 million) in respect of investing activities. This net outflow of $44 million (£28 million) was made up of an increase in financing of $37 million (£24 million) and a decrease in cash of $7 million (£4 million).

Notes to the accounts

38 Parent company disclosures

Tangible assets	Plant, machinery, fixtures and equipment $m
Cost:	
At 30 September 1999	2
Disposals	(1)
At 30 September 2000	**1**
Depreciation:	
At 30 September 1999	2
Disposals	(1)
At 30 September 2000	**1**
Net book value:	
At 30 September 2000	**–**
At 30 September 1999	–

	£m
Cost:	
At 30 September 1999	1
Disposals	
At 30 September 2000	**1**
Depreciation:	
At 30 September 1999	1
Disposals	
At 30 September 2000	**1**
Net book value:	
At 30 September 2000	**–**
At 30 September 1999	–

Subsidiaries	$m
Cost:	
At 30 September 1999	501
Intergroup transfers	587
Disposals	(216)
At 30 September 2000	**872**
Provisions:	
At 30 September 1999 and 30 September 2000	**66**
Net book value:	
At 30 September 2000	**806**
At 30 September 1999	435

38 Parent company disclosures continued

Subsidiaries	Plant, machinery, fixtures and equipment £m
Cost:	
At 30 September 1999	305
Intergroup transfers	376
Disposals	(138)
Exchange adjustments	55
At 30 September 2000	**598**
Provisions:	
At 30 September 1999	40
Exchange adjustments	5
At 30 September 2000	**45**
Net book value:	
At 30 September 2000	**553**
At 30 September 1999	265

Fixed asset investments	Investments $m	Loans $m	Provisions $m	Total $m
At 30 September 1999	13	1	(7)	7
Intergroup transfers	(5)			(5)
Disposals	(2)		6	4
Transfer to loans receivable falling due within one year		(1)		(1)
At 30 September 2000	**6**		**(1)**	**5**

	£m	£m	£m	£m
At 30 September 1999	8	1	(5)	4
Intergroup transfers	(3)			(3)
Disposals	(2)		5	3
Transfer to loans receivable falling due within one year		(1)		(1)
Exchange adjustments	1			1
At 30 September 2000	**4**			**4**

2000 £m	1999 £m		**2000 $m**	1999 $m
		Net book value of fixed asset investments:		
4	3	Unlisted	**5**	6
		Value at 30 September:		
4	3	Unlisted (Directors' valuations)	**5**	6

Notes to the accounts

38 **Other parent company disclosures** continued

2000 £m	1999 £m	**Debtors**	2000 $m	1999 $m
		Amounts falling due within one year:		
333	514	Amounts owed by subsidiary companies	**485**	845
1	1	Loans receivable	**1**	1
2	1	Other debtors	**4**	1
336	516		**490**	847

2000 £m	1999 £m	**Current asset investments**	2000 $m	1999 $m
1		Unlisted	**1**	

2000 £m	1999 £m	**Creditors**	2000 $m	1999 $m
		Amounts falling due within one year:		
355	217	Amounts due to subsidiary companies	**517**	357
12	7	Other creditors	**18**	11
1	1	Accruals	**1**	1
46	29	Dividends	**65**	46
414	254		**601**	415

2000 £m	1999 £m	**Contingent liabilities**	2000 $m	1999 $m
4	3	Third party guarantees	**6**	5
8	6	Guarantees for subsidiaries	**11**	10
12	9		**17**	15

There are no material contingent liabilities in respect of litigation.

Reserves	Other reserves $m	Profit and loss account $m
At 30 September 1999	313	61
Profit for the financial year		20
Dividends		(90)
Transfers	(221)	221
Exchange differences	70	
At 30 September 2000	**162**	**212**

	£m	£m
At 30 September 1999	189	37
Profit for the financial year		13
Dividends		(62)
Transfers	(141)	141
Exchange differences	63	15
At 30 September 2000	**111**	**144**

The profit of the Company for the 1999 financial year amounted to $55 million (£34 million).

Principal Group companies

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Independence Gold Mining (Pvt.) Ltd.	Zimbabwe	100	100	Gold mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining
Other				
Lonmin Finance Plc†	United Kingdom	100	100	Finance

† The interest in this company is owned by Lonmin Plc. The interests in the other companies are owned by subsidiaries.

A full list of Group companies will be included in the annual return registered with Companies House.

Five year financial record

Year ended 30 September

	2000 $m	1999 $m	1998 $m	1997 $m	1996 $m
Turnover – Group (note 1)	**951**	896	1,773	3,025	3,135
Profit before exceptional items	**395**	190	188	162	258
Profit before taxation	**398**	188	140	321	116
Profit for the year before exceptional items	**227**	130	125	78	144
Cost of dividend (net)	**90**	46	46	67	64
Fixed assets	**916**	1,300	1,215	2,218	2,704
Net current assets	**333**	44	107	148	66
Total assets less current liabilities	**1,249**	1,344	1,322	2,366	2,770
Equity interests	**1,031**	733	641	1,568	1,249
Equity interests per share (cents)	**580**	459	407	791	638
Dividends per share (cents)	**50.0**	29.1	29.1	34.0	32.5

Notes:

(1) The 1996-1997 figures have been restated to reflect the change in accounting treatment of the Lonmin share of Ashanti royalty charges.

(2) The equity interests per share and dividends per share for 1996-1997 have been restated to reflect the 1 for 4 consolidation of shares in April 1998.

(3) In May 1998 shareholders received shares in Lonrho Africa following its demerger from Lonmin. No adjustment has been made to the previous years' figures to reflect this transaction.

(4) Average exchange rates have been applied to translate the 1996-1997 figures into US dollars.

(5) The functional currency of the Group was changed to US dollars with effect from 1 October 1998.

(6) Ashanti is consolidated as a fixed asset investment in 2000 and as an associate in previous years.

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

